Exhibit (a)(14)

10 July 2006

Dear Shareholder,

PacNet Confirms Independence of Board’s Recommendations

Pacific Internet Limited (“PacNet”) on 9 July 2006 responded to a statement made by MediaRing Ltd that appears to question the independence of PacNet’s Board of Directors (the “Board”) and its recommendations to the PacNet shareholders on the voluntary conditional cash offer from MediaRing.

PacNet believes the statement may be inferred as casting doubt upon the integrity of the Board.

In a media release issued on 7 July 2006, MediaRing referenced the involvement of the nominee Directors from Vantage Corporation Ltd, PacNet’s largest shareholder, in the Board’s consideration of the MediaRing offer, and appeared to question the independence of the Board’s recommendation.

PacNet would like to highlight to its shareholders, the following key points:

•	A clear majority of PacNet’s Board is fully independent of Vantage Corporation. Four of the six Directors on PacNet’s Board are fully independent of Vantage Corporation. Any suggestion that Vantage Corporation has unduly influenced the Board’s recommendations is inaccurate.

•	Recommendations of PacNet’s Board were unanimous. The Board’s recommendations on both the original and revised MediaRing offer were unanimous, even when it made the recommendation for shareholders who take a short-term view of their investment to accept the revised offer.

•	Recommendations by PacNet’s Board were entirely consistent with the Independent Financial Advisor’s Fairness Opinion. The Board’s recommendations on both the initial and revised offers were entirely consistent with the fairness opinion of the Independent Financial Advisor (“IFA”), KPMG Corporate Finance. In respect of the revised offer, the Board was also guided by the IFA’s comments that it should not rely solely on the fairness opinion and that other factors relevant to the differing perspectives of shareholders with short-term and medium to long-term investment horizons should also be taken into account.

•	Enhanced Offer a result of Board’s actions. The Board had recommended to shareholders to reject the initial offer. The value of the offer to shareholders has subsequently been enhanced by the revised offer. In view of this enhanced offer, the Board changed its recommendation and recommended that shareholders with a short-term investment horizon accept the offer and shareholders with a medium to long-term investment horizon reject the offer.

The Board would like to reiterate that it has consistently sought to fulfil its role to act independently and in the best interest of all shareholders.

On Behalf of the Board of Directors

PHEY TECK MOH

President and Chief Executive Officer
PACIFIC INTERNET LIMITED